

November 20, 2012

Via E-mail
Anthony J. Park
Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

   Re: Fidelity National Financial, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 23, 2012
     Form 10-Q for the Quarterly Period Ended September 30, 2012
     Filed November 8, 2012
     File No. 001-32630

Dear Mr. Park:

  We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

  Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Reserve for Claim Losses, page 29

1. Because IBNR reserve estimates are more imprecise, please provide revised proposed disclosure to be included in future filings to disclose the amount of IBNR separately from known claims.

Notes to Consolidated Financial Statements
Note L. Regulation and Equity, page 78

2. Please provide us proposed disclosure to be included in future filings to address the following:

    *   Although you disclose that each of your insurers has complied with the minimum statutory requirements, please disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

    *   Disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends to your stockholders. Refer to Rule 4-08(e) of Regulation S-X.

    *   Provide the disclosure required under ASC 944-505-50-6, as applicable.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements
Note A - Basis of Financial Statements, page 6

3. Please tell us the nature of the error and why you have not reported it as a correction of an error. The amount appears material for each period to your cash flows from operating and investing activities. Refer to ASC 250 and Staff Accounting Bulletin 99.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant